UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Angeion Corporation
          -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.10 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

          -------------------------------------------------------------
                             Cusip Number 03462H404
                                Norman H. Pessin
                           366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/21/07
          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 03462H404
Schedule 13D

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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1) SEP IRA FBO Norman H. Pessin ###-##-####
  2) Sandra F. Pessin  ###-##-####

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ v ]
  (b)  [ v ]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS
  PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States
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NUMBER OF SHARES        7  SOLE VOTING POWER
BENEFICIALLY               1) SEP IRA FBO Norman H. Pessin              146,800
OWNED BY EACH              2) Sandra F. Pessin                           59,800
REPORTING
PERSON WITH             -------------------------------------------------------
                        8  SHARED VOTING POWER
                           - - - - - - - - - -
                        -------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
                           1)146,800
                           2)59,800

                        -------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER
                           - - - - - - - - - - -
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1) 146,800
   2) 59,800

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1) 3.59%
   2) 1.46%

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14 TYPE OF REPORTING PERSON*
   IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3
CUSIP No. 03462H404
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value (the "Common Stock"), of Angeion Corporation (the "Issuer"), whose principal executive offices are located at 350 Oak Grove Parkway, Saint Paul, Minnesota 55127-8599.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

Name and Address:                    1) SEP IRA F/B/O
                                        Cusip Number
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     2) Sandra F. Pessin
                                        Cusip Number
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

Principal Occupation:                1) N.A.
                                     2) Housewife


Criminal convictions:                1) N.A.
                                     2) None


Civil proceedings:                   1) N.A.
                                     2) None


Citizenship:                         1) N.A.
                                     2) United States

Item 3. Source and Amount of Funds or Other Consideration. SEP IRA F/B/O Norman
H. Pessin purchased 146,800 Shares of Common Stock as follows:

1)   SEP IRA FBO Norman H. Pessin

     Purchase Date     Shares Purchased      Purchase Price         Proceeds
     -------------     ----------------      --------------         --------
     06/14/2006        29,415                4.131                  $121,516

     05/17/2006         3,368                4.990                    16,807

     10/30/2007        11,000                7.430                    81,736

     08/07/2007         5,000                7.863                    39,179

     06/11/2007        20,000                8.508                   170,162

     09/28/2006        12,100                6.690                    80,949

     12/11/2007        12,000                7.898                    94,772

     05/22/2006        16,057                4.962                    79,683

     11/01/2007         2,097                7.691                    16,129

     10/29/2007         7,000                7.275                    50,927

     08/06/2007         6,763                7.840                    53,019

     06/06/2007        14,500                9.233                   133,883

2)   Sandra F. Pessin purchased 59,800 Shares of Common Stock as follows:

     Purchase Date     Shares Purchased      Purchase Price         Proceeds
     -------------     ----------------      --------------         --------
     11/16/2007         7,800                6.386                  $49,815
     11/15/2007         2,000                6.389                   12,779
     08/23/2007         2,700                6.797                   18,353
     08/09/2007        10,000                6.910                   69,100
     08/08/2007        10,000                7.600                   76,000
     08/08/2007        10,000                7.489                   74,893
     12/18/2007         5,000                7.510                   37,548
     12/02/2007        11,000                8.048                   88,534
     12/10/2007         1,300                7.581                    9,855

CUSIP No.  03462H404

Item 4. Purposes of the Transactions

The purposes of the transactions were to dispose of all shares of the issuer owned by the reporting persons.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 146,800 shares of common stock of the Issuer. Sandra F. Pessin owns 59,800 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SEP IRA F/B/O Norman H. Pessin

                           By: /s/ Norman H. Pessin
                               --------------------------
                               Norman H. Pessin

                               /s/ Sandra F. Pessin
                               --------------------------
                               Sandra F. Pessin

December 21, 2007